Atento Reports Fiscal 2018 First-Quarter Results
Highlighted by Solid Topline Growth

•         Revenues up 4.5% driven by Americas and Brazil

•         Multisector clients revenue growth in all Regions, up 7.9% to 61.4% of total revenues (+1.5 p.p. vs LY)

•         TEF revenues stable vs last year

•         EBITDA margin of 10.1% in line with Q1 historical seasonality

•         Adjusted EPS totaled $0.10 in Q1 2018

•         FCF before interest and acquisitions negative $35 million due to higher one-off working capital to normalize throghout the year

•         Net debt at $394 million with net leverage at 1.8x

NEW YORK, May 7, 2018 – Atento S.A. (NYSE: ATTO), the largest provider of customer-relationship management and business-process outsourcing services in Latin America, and among the top five providers globally, today announced its first-quarter 2018 operating and financial results. All comparisons in this announcement are year-over-year and in constant-currency (CCY), unless noted otherwise, and may differ from 6K due to certain intra-group eliminations.

Summary

($ in millions except EPS)	Q1 2018	Q1 2017	CCY Growth
Income Statement
Revenue	490.4	468.0	+4.5%
EBITDA (1)	49.8	50.2	-1.0%
EBITDA Margin	10.1%	10.7%	-0.6 p.p.
Adjusted EBITDA (1)	49.8	53.6	-6.3%
Adjusted EBITDA Margin	10.1%	11.5%	-1.4 p.p.
Net Income (2)	(1.7)	9.0	n.m.
Recurring Net Income (2)	7.8	12.5	-40.3%
Earnings Per Share (2)	($0.02)	$0.12
Recurring Earnings Per Share (2)	$0.10	$0.17
Cashflow, Debt and Leverage
Free Cash Flow (3)	(34.9)	(8.3)
Net Debt	394.4	368.9
Leverage (x)	1.8x	1.6x

(1)

EBITDA is defined as profit/(loss) for the period from continuing operations before net finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the year/period from continuing operations.

(2)

Reported Net Income and Earnings Per Share and Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Earnings Per Share refer only to continuing operations. Reported and Adjusted Earnings Per Share, for the period ended March 31, 2018, were calculated considering the weighted average number of ordinary shares of 73,909,056. For the period ended March 31, 2017, the number of ordinary shares was 73,909,056. Recurring Earnings and EPS attributable to Owners of the parent

(3)	We define Free Cash flow before interest and acquisitions as operating cashflow minus Capex payments and income tax expenses.

Alejandro Reynal, Atento´s Chief Executive Officer, commented, “We continued delivering solid top line growth and revenue diversification in the first quarter of 2018, driven by 8% increase in revenues from Multisector clients supported by broad-based country gains. During the quarter we leveraged our Company expanded capabilities in digital customer experience and back office to provide even greater value to our clients and to continue extending our market leadership into the digital age.“

Mauricio Montilha, Atento´s Chief Financial Officer, said, "The first quarter results were aligned with the Company’s expectations, as mentioned in the short term trends provided within the guidance for the year. EBITDA Margins totaled 10.1% in the quarter with Americas posting margin improvement and Brazil in line with short term guidance. We are encouraged by improving trends in Q1 2018 versus Q4 2017 in Brazil and expect margins to recover throughout the year.”

Mr. Reynal concluded, “We are reaffirming our financial guidance for the year and remain confident that in 2018 we will continue to make great progress for Atento. The macro environment continues to evolve favorably and support revenue growth. As we accelerate the execution of our growth strategy, we remain the reference partner for the CRM BPO needs of clients and help them to unveil the full potential of the digital transformation throughout the customer lifecycle.”

First Quarter Consolidated Operating Results

All comparisons in this announcement, unless otherwise noted, are year-over-year and in constant-currency (CCY).

Consolidated revenues grew by 4.5% in the first quarter of 2018, driven by the strong growth from Americas and Brazil, as well as Multisector clients. On a reported basis, total revenue increased 4.8% in the quarter.

Revenues from Multisector increased 7.9% in Q1, representing 61.4% of total revenues, up 1.5 p.p. year-on-year. Revenues from Telefónica continued to present stability, down 0.6% in Q1, and our revenues from higher value-added solutions totaled 25.0% in the quarter, down 1.3 p.p. on changes in client mix.

EBITDA in the quarter totaled $49.8 million, down 1.0% year-on-year, while EBITDA margins totaled 10.1%, down 0.6 p.p. versus the same period of 2017. The drop in EBITDA margin is mostly explained by lower margins in Brazil, partially offset by improved margins in Americas. Margins in EMEA were stable.

In the quarter, recurring net income attributable to owners of the parent company reached $7.8 million, implying Recurring EPS of $0.10 vs $0.17 in the previous year. The lower recurring EPS can be traced to the drop in Adjusted EBITDA combined with higher taxes. Effective Tax Rate affecting Recurring Net Income was 51.3% vs 36.6% in Q1 2017 and is expected to normalize throughout the year.

Free cash flow before interest and acquisitions was negative $34.9 million, mostly driven by higher one-off working capital, that is expected to be normalized throughout the year. Capex payment as percentage of revenues was 2.7%, compared to 2.2% in Q1 2017.

At the end of the first quarter, Atento’s gross debt totaled $494.6 million, down 6.5% YoY, while net debt stood at $394.4 million versus $368.9 million in Q1 2017. The net debt to adjusted EBITDA ratio was 1.8x compared to 1.6x both in Q4 2017 and Q1 2017, reflecting lower cash position.

Adjusted earnings, adjusted EBITDA and adjusted earnings per share are non-GAAP financial measures and are reconciled to their most directly comparable GAAP measures in the accompanying financial tables.

Segment Reporting

($ in millions)	Q1 2018	Q1 2017	CCY growth
Brazil Region
Revenue	238.9	238.4	+3.6%
Adjusted EBITDA	26.4	34.3	-20.2%
Adjusted EBITDA Margin	11.1%	14.4%	-3.3 p.p.
Operating Income/(loss)	(1.2)	8.4	n.m.
Americas Region
Revenue	190.6	173.4	+9.7%
Adjusted EBITDA	21.0	17.4	+18.5%
Adjusted EBITDA Margin	11.0%	10.0%	+1.0 p.p.
Operating Income/(loss)	1.9	1.9	-11.0%
EMEA Region
Revenue	63.9	56.7	-2.4%
Adjusted EBITDA	5.0	4.5	0.0%
Adjusted EBITDA Margin	7.8%	7.9%	-0.1 p.p.
Operating Income/(loss)	0.4	(0.9)	n.m.

Brazil Region

In the quarter, revenues in Brazil grew 3.6% year-on-year, driven mostly by 4.6% growth in revenues from Multisector clients, as a reflection of higher value added solutions growth. Revenue mix from Multisector increased 0.6 p.p. to 69.0%, as new wins from commercial activity remains solid, while revenues from Telefónica grew 1.4%, reflecting higher volumes in the region.

Adjusted EBITDA totaled $26.4 million in Q1, while margin decreased 3.3 p.p. points to 11.1%, following Q4 2017 trends. While the continued weakness in volumes still lag economic recovery, we expect that the operational plans being executed should drive margins recovery in the second half of the year.

Americas Region

Revenue growth was once again strong in Americas in the quarter, up 9.7% over the last year. Multisector continued to increase significantly, up 13.9% year-on-year, driven by volume increases specially in Argentina, Chile and Colombia. The strong performance pushed Multisector up 3.1 p.p. versus Q1 2017 to 59.6% of revenues. Revenues from Telefónica increased by 1.7%, reflecting continued positive results in Argentina, Mexico and Chile.

In the quarter, Adjusted EBITDA totaled $21.0 million, with margins up 1.0 p.p. to 11.0%, reflecting normalized profitability levels in contracts implemented during 2017.

EMEA Region

EMEA revenues decreased 2.4% in the quarter, as a result of a 8.0% decrease in Telefónica revenues, driven by lower volumes, partially offset by the strong 7.8% growth in Multisector, reflecting higher volumes from non-TEF Telcos. In the quarter, revenue mix from Multisector was up 3.7 p.p. to 38.9% of revenues.

Adjusted EBITDA in the quarter totaled $5.0 million, with margins of 7.8% stable year-on-year, as a result of higher volumes from Multisector combined with operational efficiency initiatives implemented in the period.

Cash Flow and Capital Structure

In the quarter, operating cash flow totaled negative $17.0 million, while free cash flow before interest and acquisitions was negative $34.9 million, reflected by higher one-off working capital, that we expect to be normalized throughout the year. Capex payments totaled at 2.7% of revenues, versus 2.2% in Q1 2017.

At the end of Q1 2018, Atento held Cash and Cash equivalents of $100 million and revolving credit facilities of $104 million, out of which $90 million were undrawn, implying total liquidity of $190 million. Total net debt with third parties was $394.4 million and the Adjusted LTM EBITDA to net debt ratio was 1.8x, up from the 1.6x in both Q4 2017 and Q1 2017.

Fiscal 2018 Guidance

We expect a favorable macro environment combined with stable regulatory frameworks which should support growth in 2018 and should compensate for potential political uncertainties arising from Presidential Elections in Colombia (May), Mexico (July) and Brazil (October).

For Fiscal 2018, we are targeting:

Guidance
Consolidated Revenue Growth (CCY)	3% to 6%
Adjusted EBITDA Margin Range (CCY)	11% to 12%
Net Interest Expense Range	$40MM to $45MM
Cash Capex (% of Revenue)	3.5% to 4.0%
Effective Tax Rate impacting Rec. Net Income	35% to 38%
Diluted Share Count	~73.9MM shares
Cash Conversion as % of Adj. EBITDA	35% to 40%

Short Term trends

We expect Q1 and Q2 2018 revenues to be at the bottom range of the guidance. In terms of profitability, we expect seasonally lower Adjusted EBITDA Margins below guidance in Q1 and Q2.

Conference Call

The Company will host a conference call and webcast on Tuesday, May 08, 2018 at 11:00 am ET to discuss its financial results. The conference call can be accessed by dialing: +1 (877) 407-0784 toll free domestic, UK: (+44) 0 800 756 3429 toll free, Brazil: (+55) 0 800 891 6221 toll free, or Spain: (+34) 900 834 236 toll free. All other international callers can access the conference call by dialing: +1 (201) 689-8560 toll free. No passcode is required. Individuals who dial in will be asked to identify themselves and their affiliations. The live webcast of the conference call will be available on Atento’s Investor Relations website at investors.atento.com. A web-based archive of the conference call will also be available at the above website.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) solutions in Latin America, and among the top five providers globally, based on revenues. Atento is also a leading provider of nearshoring CRM/BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM/BPO services through multiple channels. Atento's clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento´s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2016, Atento was named one of the World´s 25 Best Multinational Workplaces by Great Place to Work® for a fourth consecutive year. For more information visit www.atento.com

Investor Relations
Shay Chor

+ 55 11 3293-5926
shay.chor@atento.com

Felipe Joaquim Martins de Souza

+ 55 11 3779-8053
felipe.souza@atento.com

Media Relations
Maite Cordero

+ 34 91 740 74 47
media@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento's current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED FINANCIAL DATA

The following selected financial information should be read in conjunction with the interim consolidated financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” presented elsewhere in the Form 6-K.

Consolidated Statements of Operations for the Three Months Ended March 31, 2017 and 2018

	For the three months ended March 31,		Change (%)	Change excluding FX (%)
($ in millions, except percentage changes)	2017	2018
	(unaudited)
Revenue	468.0	490.4	4.8	4.5
Other operating income	0.8	2.0	N.M.	N.M.
Operating expenses:
Supplies	(16.8)	(17.6)	4.9	2.7
Employee benefit expenses	(345.8)	(367.5)	6.3	6.0
Depreciation	(11.8)	(11.3)	(4.0)	(4.1)
Amortization	(13.6)	(15.0)	10.2	8.1
Changes in trade provisions	(0.2)	(0.3)	47.2	24.5
Other operating expenses	(55.8)	(57.1)	2.4	2.6
Total operating expenses	(444.0)	(468.9)	5.6	5.2

Operating profit	24.8	23.5	(5.4)	(4.6)

Finance income	2.1	0.9	(57.3)	(56.8)
Finance costs	(17.4)	(14.6)	(16.0)	(14.4)
Change in fair value of financial instruments	-	(3.1)	N.M.	N.M.
Net foreign exchange (loss)/gain	3.3	(2.8)	N.M.	N.M.

Net finance expense	(12.0)	(19.6)	63.3	62.2

Profit before income tax	12.8	3.9	(69.9)	(69.2)

Income tax expense	(3.8)	(5.5)	45.1	55.3
(Loss)/profit from continuing operations	9.0	(1.7)	(118.5)	(118.6)
(Loss)/profit for the period	9.0	(1.7)	(118.5)	(118.6)
(Loss)/profit attributable to:
Owners of the parent	8.9	(2.0)	(122.1)	(122.0)
Non-controlling interest	0.1	0.3	N.M.	N.M.
(Loss)/profit for the period	9.0	(1.7)	(118.5)	N.M.
Other financial data:
EBITDA (1) (unaudited)	50.2	49.8	(0.9)	(1.0)
Adjusted EBITDA (1) (unaudited)	53.6	49.8	(7.2)	(6.3)
(1) For reconciliation with IFRS as issued by the IASB, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".
N.M. means not meaningful

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the three months ended March 31,
($ in millions)	2017	2018
	(unaudited)
Profit/(loss) from continuing operations	9.0	(1.7)
Net finance expense	12.0	19.6
Income tax expense	3.8	5.5
Depreciation and amortization	25.4	26.3
EBITDA (non-GAAP) (unaudited)	50.2	49.8
Restructuring costs (a)	3.4	-
Total non-recurring items (*)	3.4	-
Adjusted EBITDA (non-GAAP) (unaudited)	53.6	49.8

(*)

We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

(a)

Restructuring costs incurred in the three months ended March 31, 2017 primarily included restructuring activities and other personnel costs that were not related to our core results of operations. Restructuring costs incurred in three months ended March 31, 2017, primarily relates to the costs to adapt the organization in Argentina to the lower level of activities and the investments made in Brazil to implement a lower-cost operating model.

Reconciliation of Adjusted Earnings to profit/(loss):
	For the three months ended March 31,
($ in millions)	2017	2018
	(unaudited)
Profit/(loss) from continuing operations	9.0	(1.7)
Amortization of acquisition related intangible assets (a)	6.8	5.7
Restructuring costs (b) (*)	3.4	-
Change in fair value of financial instruments (c)	-	3.1
Net foreign exchange (loss)/gain	(3.3)	2.8
Tax effect (d)	(3.4)	(2.4)
Total of add-backs	3.5	9.2
Adjusted Earnings (non-GAAP) (unaudited)	12.5	7.5
Adjusted Earnings per share (in U.S. dollars) (**) (unaudited)	0.17	0.10
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	12.5	7.8
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (**) (unaudited)	0.17	0.10

(*)

We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

(a)

Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.

(b)

Restructuring costs incurred in the three months ended March 31, 2017 primarily included restructuring activities and other personnel costs that were not related to our core results of operations. Restructuring costs incurred in three months ended March 31, 2017, primarily relates to the costs to adapt the organization in Argentina to the lower level of activities and the investments made in Brazil to implement a lower-cost operating model.

(c)

Since April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the statements of operations and for comparability, and those adjustments are added back to calculate Adjusted Earnings.

(d)

The tax effect represents the impact of the taxable adjustments based on tax nominal rate by country. For the three months ended March 31, 2018 and 2017, the effective tax rate after moving non-recurring items is 51.1% and 49.3%, respectively.

(**)	Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding of 73,909,056 as of March 31, 2017 and 2018.

Financing Arrangements

	As of March 31,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2017	2018
	(unaudited)
Cash and cash equivalents	170.9	100.2
Debt:
Senior Secured Notes	298.2	392.2
Brazilian Debentures	167.6	21.5
BNDES	67.8	44.7
Finance Lease Payables	3.2	9.3
Other Borrowings	3.0	26.9
Total Debt	539.8	494.6
Net Debt with third parties (1) (unaudited)	368.9	394.4
Adjusted EBITDA LTM (2) (non-GAAP) (unaudited)	226.8	217.1
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.6x	1.8x

1.

In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash, cash equivalents, and short-term financial investments. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

2.

Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude certain acquisition and integration related costs, restructuring costs, management fees, site-relocation costs, financing fees and other items, which are not related to our core results of operations.

Free Cash Flow:

	For the three months ended March 31,
($ in millions)	2017	2018
	(unaudited) (***)
Operating Cash Flow (1)	7.7	(17.0)
Cash Capex (2)	(10.3)	(13.4)
Income Tax Paid	(5.7)	(4.5)
Free Cash Flow before interest and acquisitions	(8.3)	(34.9)
Acquisitions	0.0	0.0
Net Financial Expenses (3)	(13.7)	(20.2)
Free Cash Flow (FCF)	(22.0)	(55.1)

(1)	We define Operating Cash flow as Net Cash flow from/(used in) operating activities (as per 6K) adding back net interest and income tax expenses.
(2)	Does not consider acquisitions
(3)

Interest payments related to the 2022 SSN are done every February and August, until Bond maturity in August 2022. Q1 2018 includes hedge adjustments of negative $3.1 million and withholding taxes of negative $1.6 million, versus hedge adjustments of positive $1.5 million and no withholding taxes in Q1 2017.

(***) These preliminary results are unaudited and are based on management's initial review of operations for the first quarter  ended March 31, 2018 and remain subject to the completion of the Company's customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.